FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	January	……………………………………………………,	2024

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date…..	January 30, 2024	By…../s/………Sachiho Tanino……………………
(Signature)*

Sachiho Tanino
General Manager
Consolidated Accounting Division
Finance & Accounting Headquarters
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	Canon Inc. to Acquire Own Shares

January 30, 2024

Canon Inc.
Chairman & CEO: Fujio Mitarai
Securities code: 7751
Tokyo (Prime Market) and other Stock Exchanges

Inquiries:
Sachiho Tanino
General Manager
Consolidated Accounting Div.
Finance & Accounting Headquarters
+81-3-3758-2111

Canon Inc. to Acquire Own Shares

(Under the provisions of its Articles of Incorporation

pursuant to paragraph 2, Article 165 of the Corporation Law of Japan)

Canon Inc. (the “Company”) passed a Board of Directors’ resolution on January 30, 2024, regarding the acquisition of its own shares under Article 156, as applied pursuant to paragraph 3, Article 165, of the Corporation Law, as follows.

1.	Purpose of acquisition of own shares

The Company aims to further improve its corporate value through active growth investment and to enhance shareholder returns by improving capital efficiency. As a part of this approach for shareholder returns, the Company passed a resolution to acquire its own shares.

2.	Details of acquisition

1) Type of shares to be acquired:	Shares of common stock
2) Total number of shares to be acquired:	Up to 33 million shares (Equivalent to 3.3% of issued shares (Excluding treasury stock))
3) Total cost of acquisition:	Up to 100 billion yen
4) Period of acquisition:	From February 1, 2024 to January 31, 2025

(Reference) Possession of treasury stock as of December 31, 2023

Number of issued shares (Excluding treasury stock)	987,798.712 shares
Number of treasury stock	345,964,752 shares